

March 28, 2012

Via US Mail:
Mr. Anastasios Kyriakides
Chief Executive Officer
NET TALK.COM, INC.
1100 NW 163rd Drive
No. Miami Beach, Florida 33169

     RE: **NET TALK.COM, INC.**
            Form 10-K for the fiscal year ended September 30, 2011
            Filed December 22, 2011
            File No. 0-53668

Dear Mr. Kyriakides:

We have reviewed your response letter dated March 15, 2012 and your filings and have the following comments. As noted in our letter dated March 14, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operation

Revenue recognition, page 17

1. We note your response to prior comment one from our letter dated March 14, 2012. It appears that the sale of the DUO device and telecom services is a multiple-element arrangement. Tell us how you applied the guidance in ASC 605-25 in evaluating whether the DUO device has standalone value to your customers. In other words tell us how you determined that the DUO device is a separate unit of accounting. Refer in detail to ASC 605-25-25 in your analysis and explain how you applied this guidance.

Also include in your response how you determine the allocation of your revenues between the product and telecom services. Refer in detail to ASC 605-25-30 in your response. In this regard we note from your response that the initial year of telecom service is included in the sale price at time of sale of your DUO device.

Tell us in detail how you factor your returns in your accounting policy and how the returns affect the timing of revenue recognition. Include the policy of both your direct sales and sales through your retailers in your response. Also describe the significant provisions of your sales arrangements with retailers. Refer in detail to the relevant accounting literature in your response.

Tell us how you determine the timing of start of the recognition of your revenues for both your direct sales and sales through your retailers. Refer in detail to the relevant accounting literature used in your determination.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director